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                                                                 EXHIBIT (a)(6)

  TRIBUNE COMPANY COMMENCES TENDER OFFER FOR COMMON STOCK OF THE TIMES MIRROR
                                    COMPANY

   CHICAGO, Tues., March 21, 2000--Tribune Company today said that it has commenced its previously announced cash tender offer to acquire up to 28 million shares of The Times Mirror Company common stock for $95 per share.

   The tender offer is scheduled to expire at 12:00 midnight (EST) on Mon., April 17, 2000, unless extended. The tender offer is being made pursuant to an Agreement and Plan of Merger entered into between Tribune and Times Mirror on March 13, 2000. The tender offer is subject to certain customary conditions, including obtaining clearance of the transaction under federal antitrust laws.

   Following completion of the tender offer, Tribune and Times Mirror will merge--subject to satisfaction of certain conditions, including approval of Tribune and Times Mirror shareholders--in a transaction in which each share of Times Mirror common stock will be converted into 2.5 shares of Tribune common stock. If fewer than 28 million shares of Times Mirror common stock are purchased in the tender offer, Tribune may purchase Times Mirror shares in the market and permit Times Mirror shareholders to elect cash in the merger, up to the balance of the 28 million shares.

   This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal, which are being filed today with the Securities and Exchange Commission and mailed to Times Mirror's shareholders. This news release does not constitute an offer to sell or a solicitation of an offer to buy Tribune common stock. Such an offer may be made only pursuant to a prospectus in compliance with the Securities Act of 1933.

   TRIBUNE (NYSE:TRB) is a leading media company with operations in television and radio broadcasting, publishing, education and interactive ventures. It is an industry leader in venture partnerships with new-media companies. In 2000, for the third straight year, Tribune ranked No. 1 among its industry peers in Fortune magazine's list of most-admired companies in America. In March 2000, Tribune Company and The Times Mirror Company announced a merger agreement that will create the nation's premier local-market multimedia company, combining national reach and a major presence in 18 of the nation's top 30 markets, including New York, Los Angeles and Chicago.

   More information on Tribune is available on the Internet:
http://www.tribune.com. Earnings and other news releases also can be accessed by calling 1-800-757-1694.

MEDIA CONTACT:                         INVESTOR CONTACT:
Katherine Sopranos                     Ruthellyn Musil
312/222-4204 (Office)                  312/222-3787 (Office)
312/222-1573 (Fax)                     312/222-1573 (Fax)
ksopranos@tribune.com                  rmusil@tribune.com